SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                            Equivest Finance, Inc.
                    ---------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                   29476H403
                    ---------------------------------------
                                (CUSIP Number)

                          Richard C. Breeden, Trustee
                        The Bennett Funding Group, Inc.
                 Bennett Management & Development Corporation
                             100 Northfield Street
                              Greenwich, CT 06830
                                 203-618-0065
                    ---------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               December 16, 2001
                    ---------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 6 Pages)



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CUSIP No. 29476H403                    13D                         Page 2 of 6


________________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
         The Consolidated Estate of The Bennett Funding Group, Inc. (IRS Identification No. 16-1130229) and Bennett Management & Development Corporation (IRS Identification No.16-1252445)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY:



________________________________________________________________________________
4    SOURCE OF FUNDS:
         OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:
         United States


________________________________________________________________________________
               7    SOLE VOTING POWER
                        20,885,248
  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY            0

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER
                        20,885,248
  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                0


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         20,885,248


________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
         73.1%


________________________________________________________________________________
14   TYPE OF REPORTING PERSON:
         OO


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CUSIP No. 29476H403                    13D                         Page 3 of 6


                  This statement on Schedule 13D (this "Statement") is being filed on behalf of the Bennett Funding Group, Inc. ("BFG") and Bennett Management & Development Corp. ("BMDC") by Richard C. Breeden, as trustee in bankruptcy (the "Trustee") for the consolidated estate of BFG, BMDC and certain other related debtors (the "Estate"). Previous filings with respect to BFG's and BMDC's ownership interest in the Common Stock (as defined below) were made under the name of Eric C. Cotton, Esq., the former General Counsel of Equivest Finance, Inc., a Delaware corporation (the "Issuer"), on March 18, 1998, as amended by Amendment No. 1, filed on August 6, 1998, and Amendment No. 2, filed on January 5, 1999 (collectively, the "Cotton Filings"). The information contained in each of the Cotton Filings is specifically incorporated herein by reference to each corresponding item of this Statement, and is hereby amended and supplemented by the information contained in this Statement.

Item 1.           Security and Issuer.

                  This Statement relates to the outstanding common stock, $.01 par value (the "Common Stock"), of the Issuer, which has its principal executive offices at 100 Northfield Street, Greenwich, Connecticut 06830.

                  Beneficial ownership of the Common Stock is calculated in this Statement on a consolidated basis for the Estate. The percentage ownership calculations for the Estate included in this Statement used 28,377,870 shares of Common Stock outstanding at December 16, 2001, based upon the Issuer's representations included in the Merger Agreement (as defined below), plus 200,000 shares issuable upon exercise of the Options (as defined below).

Item 4.  Purpose of Transaction.

                  On December 17, 2001, Cendant Corporation, a Delaware corporation ("Cendant"), announced that it had entered into an Agreement and Plan of Merger, dated December 16, 2001 (the "Merger Agreement"), by and among Cendant, Cardigan Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Cendant ("Merger Sub"), and the Issuer, pursuant to which, among other things, Merger Sub will merge with and into Issuer (the "Merger") with Issuer being the surviving corporation in the Merger and becoming a subsidiary of Cendant.

                  Simultaneously with the execution of the Merger Agreement Cendant entered into a Stock Purchase Agreement, dated December 16, 2001 (the "Stock Purchase Agreement"), by and among Cendant, Merger Sub, and BFG, BMDC, Bennett Receivables Corporation, Bennett Receivables Corporation II, The Processing Center, Inc., Resort Services Company, Inc., American Marine International, Ltd. and Aloha Capital Corporation (collectively, the "Sellers"). All of the Sellers are members of the Estate. Pursuant to the Stock Purchase Agreement, among other things, Merger Sub will purchase from BFG and BMDC, prior to the completion of the Merger and upon the terms and subject to the conditions contained in the Stock Purchase Agreement (including the approval of the United States Bankruptcy Court for the Northern District of New York), all of the shares of Common Stock beneficially owned by BFG and BMDC at a purchase price of $3.00 per share. In addition, pursuant to the Stock Purchase Agreement, BFG and BMDC agreed, subject to the terms and conditions contained in the Stock Purchase Agreement (including the approval of the United States Bankruptcy Court for the Northern District of New York),
(i) to vote all of the shares of Common Stock beneficially owned by BFG and BMDC in favor of the approval of the Merger Agreement and (ii) not to vote such shares of Common Stock in favor of any competing acquisition proposal.

                  The Merger Agreement and the Stock Purchase Agreement are included as exhibits hereto and are incorporated by reference in their entirety in this Statement. The description of such agreements and the transactions contemplated therein are qualified in their entirety by reference to such exhibits.


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CUSIP No. 29476H403                    13D                         Page 4 of 6


Item 5.           Interest in Securities of the Issuer.

                  On December 23, 1997, Mr. Breeden was granted for the benefit of the Estate options (the "Options") to purchase 200,000 shares of Common Stock. The Options vested in four equal annual installments beginning on December 23, 1998, and each Option is exercisable at a price of $5.05 for one share of Common Stock. All of the Options will be canceled, pursuant to the Merger Agreement, at the effective time of the Merger.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  All of the information relative to the Stock Purchase Agreement contained in Item 4 is hereby incorporated herein by reference.

Item 7.     Material to be Filed as Exhibits.

Exhibit     Description
-------     -----------

1* Statement on Schedule 13D, filed for The Bennett Funding Group, Inc. and Bennett Management and Development
            Corporation by Eric C. Cotton on March 18, 1998.

2* Amendment No. 1 to Statement on Schedule 13D, filed for The Bennett Funding Group, Inc. and Bennett Management and Development Corporation by Eric C. Cotton on August 6, 1998.

3* Amendment No. 2 to Statement on Schedule 13D, filed for The Bennett Funding Group, Inc. and Bennett Management and Development Corporation by Eric C. Cotton on January 5, 1999.

4** Agreement and Plan of Merger, dated as of December 16, 2001, by and among Cendant Corporation, Cardigan Acquisition Corporation and Equivest Finance, Inc.

5 Stock Purchase Agreement, dated as of December 16, 2001, by and among Cendant Corporation, Cardigan Acquisition Corporation, The Bennett Funding Group, Inc., Bennett Management & Development Corporation, Bennett Receivables Corporation, Bennett Receivables Corporation II, The Processing Center, Inc., Resort Services Company, Inc., American Marine International, Ltd. and Aloha Capital Corporation.


-------------------------
* Incorporated herein by reference to filings made with the Securities and Exchange Commission on the dates noted above.

**       Incorporated herein by reference to Exhibit 2.1 to Report on Form 8-K filed by the Issuer on December 20, 2001.

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CUSIP No. 29476H403                    13D                         Page 5 of 6


                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                            THE BENNETT FUNDING GROUP, INC.


                            By:    /s/ Richard C. Breeden
                                 -------------------------------------
                                   Name:  Richard C. Breeden, as Trustee


                            BENNETT MANAGEMENT & DEVELOPMENT CORPORATION

                            By:    /s/ Richard C. Breeden
                                 -------------------------------------
                                   Name:  Richard C. Breeden, as Trustee


Dated: December 20, 2001

CUSIP No. 29476H403                    13D                         Page 6 of 6


                                 EXHIBIT INDEX

Exhibit     Description
-------     -----------

1* Statement on Schedule 13D, filed for The Bennett Funding Group, Inc. and Bennett Management and Development
            Corporation by Eric C. Cotton on March 18, 1998.

2* Amendment No. 1 to Statement on Schedule 13D, filed for The Bennett Funding Group, Inc. and Bennett Management and Development Corporation by Eric C. Cotton on August 6, 1998.

3* Amendment No. 2 to Statement on Schedule 13D, filed for The Bennett Funding Group, Inc. and Bennett Management and Development Corporation by Eric C. Cotton on January 5, 1999.

4** Agreement and Plan of Merger, dated as of December 16, 2001, by and among Cendant Corporation, Cardigan Acquisition Corporation and Equivest Finance, Inc.

5 Stock Purchase Agreement, dated as of December 16, 2001, by and among Cendant Corporation, Cardigan Acquisition Corporation, The Bennett Funding Group, Inc., Bennett Management & Development Corporation, Bennett Receivables Corporation, Bennett Receivables Corporation II, The Processing Center, Inc., Resort Services Company, Inc., American Marine International, Ltd. and Aloha Capital Corporation.


-------------------------
* Incorporated herein by reference to filings made with the Securities and Exchange Commission on the dates noted above.

**       Incorporated herein by reference to Exhibit 2.1 to Report on Form 8-K filed by the Issuer on December 20, 2001.